MML Strategic Distributors, LLC

Statement of Financial Condition
As of December 31, 2020
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Strategic Distributors, LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MML Strategic Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Strategic Distributors, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Hartford, Connecticut
February 17, 2021

MML Strategic Distributors, LLC

Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,275
Receivables from brokers or dealers		269
Receivables from related parties		123
Prepaid expenses and other assets		25
Total assets	$	1,692

Liabilities and Equity

Payables to related parties	$	307
Commissions payable		123
Accounts payable and accrued expenses		20
Total liabilities		450
Member's equity		1,200
Retained earnings		42
Total equity		1,242
Total liabilities and equity	$	1,692

The accompanying notes are an integral part of this financial statement.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

1. **Organization**

   MML Strategic Distributors, LLC (the "Company") is a Delaware limited liability company organized on June 7, 2013. The Company is wholly-owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is a co-principal underwriter and distributor of certain individual variable annuity and variable life products issued by MassMutual and its insurance company affiliates. In connection with its underwriting activities, the Company enters into selling agreements with unaffiliated broker-dealers. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a licensed broker-dealer in 49 states and the District of Columbia.

2. **Significant Accounting Policies**

   The significant accounting policies are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2020, there was $1,199 invested in money market mutual funds, which are recorded at net asset value.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Revenue Recognition and Related Expense

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

New Accounting Pronouncements

On January 1, 2020, the Company adopted Accounting Standard Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which is effective for periods beginning after December 15, 2019. This guidance adopts the current expected credit loss ("CECL") impairment model which only applies to financial assets carried at amortized cost, including mortgage loans, equipment loans, held to maturity debt securities, and trade, lease, reinsurance and other receivables. CECL is based on expected credit losses rather than incurred losses. CECL is defined as an estimate of all contractual cash flows not expected to be collected from a recognized financial asset (or group of financial assets) or commitment to extend credit. In determining the expected credit loss, the Company is required to consider (a) all available information including historical, current and reasonably supportable forecasts; (b) the entire contractual term of the financial asset; and (c) the time value of money. An estimate of expected credit losses always reflects both the possibility that a credit loss results and the possibility that no credit loss results. Accordingly, this guidance prohibits an entity from estimating expected credit losses solely on the basis of the most likely outcome. Therefore, all financial assets within scope of CECL will have a credit loss allowance. The adoption of this ASU did not have an impact on the Company's financial statements since receivables from brokers or dealers and related parties are received within 30 to 90 days and the Company has not historically experienced credit losses on any of its accounts receivable balance.

3. Revenue from Contracts with Customers

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, and distribution of variable products issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

MML Strategic Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Trail commission revenue, which represents asset-based 12b-1 fees earned by the Company from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon the 12b-1 rate and average assets under management. They represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account and market conditions. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned based upon historical cash receipts or assets under management in current and prior periods, as applicable.

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual's proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed (see Note 4).

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2020 and 2019:

	2020	2019
Commissions receivable from brokers or dealers	$ 269	$ 237
Commissions receivable from related parties	123	240
Total Contract Assets	**$ 392**	**$ 477**

Changes in contract assets are the result of ordinary business activities.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Contract Costs

The Company incurred transaction-related costs to fulfill its contracts with customers for which the following contract liabilities were recorded at December 31, 2020 and 2019:

	2020	2019
Commissions payable to related parties	$ 269	$ 237
Commissions payable to brokers or dealers	123	240
Total Contract liabilities	**$ 392**	**$ 477**

Changes in contract liabilities are the result of ordinary business activities.

4. **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a co-principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). The Company earned commission revenues that it reallowed to broker-dealers with which it had entered into distribution agreements. Receivables from MassMutual, C.M. Life, and MML Bay State collectively as of December 31, 2020 were $123 related to the above agreements.

In addition, the Company earned trail commissions from mutual fund companies that have entered into participation agreements for variable life and variable annuity products, and incurred distribution costs from services provided by MassMutual.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Invesco Distributors, Inc. ("IDI") is a related party of the Company, per Accounting Standards Codification ("ASC") 850, *Related Party Disclosures,* through MassMutual's ownership and influence over IDI's parent, Invesco, Ltd. Receivable from IDI for Trail commissions it earned as of December 31, 2020 was $165 and is included in Receivables from brokers or dealers in the Statement of Financial Condition.

Pursuant to the underwriting and service agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MML Investors Services, LLC ("MMLIS"), which provide the Company certain services including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Payables to Related Parties

Payables to related parties consist of the following as of December 31, 2020:

Distribution costs due to MassMutual	$	269
Management fees due to MassMutual		35
Distribution fees due from MassMutual		(2)
Management fees due to MMLIS		5
Payables to related parties	$	307

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

MML Strategic Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

5. **Regulatory Requirements**

    As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2020, the Company had net capital of $1,175, which was $925 in excess of its required net capital.

    The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

6. **Broker's Bond**

    The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

7. **Litigation and Regulatory Inquiries**

    The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

8. **Subsequent Events**

    The Company has evaluated subsequent events through February 17, 2021, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.